EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,		Year Ended May 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$661	$888	$732	$1,846	$1,984	$1,734	$1,305
Add back:
Interest expense, net of capitalized interest	—	9	4	19	40	54	73
Portion of rent expense representative of interest factor	417	436	576	587	580	630	600

Earnings as adjusted	$1,078	$1,333	$1,312	$2,452	$2,604	$2,418	$1,978

Fixed Charges:
Interest expense, net of capitalized interest	$—	$9	$4	$19	$40	$54	$73
Capitalized interest	52	41	58	46	32	27	13
Portion of rent expense representative of interest factor	417	436	576	587	580	630	600

	$469	$486	$638	$652	$652	$711	$686

Ratio of Earnings to Fixed Charges	2.3	2.7	2.1	3.8	4.0	3.4	2.9